Filer: CGI Group Inc.
                     Subject Company: IMRglobal Corp.
                       Commission File No.: 1-14858


This communication is filed pursuant to Rules 165 and 425 promulgated under the Securities Act of 1933, as amended.


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                 CGI MERGER AGREEMENT TO ACQUIRE IMRGLOBAL
                                 ----------
                                  MAY 2001
                                 ----------

                           [PHOTOGRAPHS OMITTED]

     PROVIDES THE CRITICAL MASS TO POSITION CGI AS A SIGNIFICANT PLAYER
                   IN THE IT OUTSOURCING MARKET IN THE US


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                        FORWARD-LOOKING INFORMATION
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                 During the course of this presentation, we
                    may make forward-looking statements
                   regarding future events or the future
                  financial performance. We wish to inform
                you that actual events or results may differ
                  materially. We disclaim any intention or
                 obligation to update or revise any forward
                 looking statements, whether as a result of
                new information, future events or otherwise.

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                    MARKET OVERVIEW - IT SERVICES SECTOR
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STRONG GROWTH

     o    19% CAGR 2000-2004*

          o    CGI projects 5-10% in 2001

     o    Clients outsource in order to:

     o    Focus on core competencies

     o Achieve technology leadership - Mission critical strategic role of IT

     o    Reduce costs

     o    Hasten time to market

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*    Source Gartner Group


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KEY TRENDS - IT OUTSOURCING
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                                 Potential annual IT
US $ BILLIONS                    outsourcing market
-------------                    -------------------

U.S.                                    $713

EUROPE                                  $661

CANADA                                   $37

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     *    Source IDC, December 2000 (Excludes hardware, software and all IT spending already outsourced by organizations)
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BUSINESS PROCESSING
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ACTIVITIES

o    One of fastest growing segments                 [PHOTO OF MAN
                                                      WITH COMPUTER]

o    Projected growth of 30% annually*

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* Source:  IDC
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                    MARKET OVERVIEW - IT SERVICES SECTOR
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     o    Clients' IT provider selection criteria:

          o    Vertical market knowledge

          o    High end consulting

          o    End-to-end IT services

          o    Critical mass

          o    Quality

          o    Cost competitiveness particularly during economic slowdown

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WELL POSITIONED
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     o    Increased critical mass positions CGI as significant player in large IT outsourcing market in the US

     o    Strong cross selling opportunities in the US and Europe

          o    Little overlap of client lists
          o    Global 2000 clients

     o Strengthened expertise in vertical markets, notably financial services and fast growing healthcare industry in the US

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WELL POSITIONED
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     o    Low cost remote delivery model

          o Major capabilities for applications development and maintenance
          o Will leverage Canadian data centres for full IT outsourcing in the US

     o Quality methodology - ISO 9001 certified throughout CGI and SEI CMM level 4 in India

     o    Strong management and IT professionals

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                    CGI-IMR: A NORTH AMERICAN PLAYER...
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                               [MAP OMITTED]

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 ...WITH A GLOBAL REACH
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o    Some 13,000 employees in more than 60 offices in 24 countries, serving more than 3,000 clients

                               [MAP OMITTED]

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CRITICAL MASS
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NUMBER OF EMPLOYEES
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                            [BAR GRAPH OMITTED]

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CGI PROFILE
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     o    5th largest independent IT services provider in North America

     o    Tier 1, 2 and 3 IT services

     o    Fiscal 2000 revenue: US$957 million

     o    Backlog generator

          o    Order backlog: US$5.3 billion (CDN$8.2 billion)

     o    10,000 employees & 2,500+ clients

     o    40+ locations in 20 countries; mainly the US, UK and Europe

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CGI PROFILE
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HIGHER VALUE ADDED SERVICES

                            [PIE CHARTS OMITTED]


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CGI PROFILE
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HIGHER VALUE ADDED IT SERVICES

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                "Many new e-business consultants do not have
                the 'heavy lifting skills' to handle complex
               development and integration of infrastructure
              applications and data across multiple sites in a
                global corporation . . . A more established
                services provider such as the Big 5 and CGI,
           with the requisite 'heavy lifting skills' will provide
                 the more complex services . . ." -Gartner
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IMRGLOBAL PROFILE
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     o    Premier provider of Tier 2 and 3 IT solutions

     o    34 business units in 7 countries

     o Remote, low cost IT delivery capability in Bangalore and Mumbai, India

     o    Fiscal 2000 revenue: US$256.2 million

     o    2,750 IT professionals

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MERGER SYNERGIES
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o    Revenue Enhancement

     o Global cross-selling opportunities maximized by limited client overlap in vertical markets
     o Leverage critical mass and existing infrastructure for full IT outsourcing in the US
     o    Broader service & solution offerings

o    Margin Expansion

     o    Low cost remote delivery capability
     o    Cost efficiencies

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VERTICAL MARKET EXPERTISE
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                  INCREASED DEPTH AND BREADTH POST MERGER
                     Manufacturing-Retail-Distribution

                            [PIE CHART OMITTED]

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BROAD CLIENT BASE
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TELECOMMUNICATIONS
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                CGI                             IMRGLOBAL

        Sprint PCS
        Videotron
        AT&T Local
        Nortel
        Cable & Wireless
        GTE
        Hong Kong Tel
        Telebras
        Bell Canada

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BROAD CLIENT BASE
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FINANCIAL SERVICES
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                CGI                             IMRGLOBAL

        Desjardins & credit unions      John Hancock
        Interac Association             Peracon (BVNE)
        Fidelity Investments            Pearl Assurance
        RBC Dominion Securities         CGU
        H&R Block                       Sakura Securities
        ALLIANZ                         Dresdner Kleinwort Benson
        Canada Life Casualty            AXA
        The Cooperators                 Barclays Retail Financial Services
        AXA                             American Express
        Sun Life                        Prudential
        Premier Insurance

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BROAD CLIENT BASE
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MANUFACTURING-DISTRIBUTION-RETAIL
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                CGI                             IMRGLOBAL

        Alcan                           Michelin
        Stelco                          Blockbuster Entertainment
        Molson Breweries                Target (Dayton Hudson)
        Air Canada                      Saur
        Canadian Tire                   Fingerhut
        Compaq                          Arrow Electronics
        Cargill                         Dow Corning
        Nestle                          Goodyear Tires
        BF Goodrich                     Winn Dixie
                                        Renault

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BROAD CLIENT BASE
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HEALTHCARE & GOVERNMENT
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                CGI                             IMRGLOBAL

        State of New York               Medical Mutual of Ohio
        Canadian Federal Departments    Housing & Urban Development
        Province of Quebec              American Medical Association
        Province of Ontario             Blue Cross Blue Shield
        Province of New Brunswick       Kaiser Permanente
        Province of Alberta             Foundation Health Systems
                                        State of Washington
                                        McKesson HBOC (HIPAA)
                                        Pinnacle Health Hospitals
                                        Regence
                                        State of Georgia
                                        Medlink Technologies
                                        BJC Health System
                                        York Health System

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                CROSS SELLING OPPORTUNITIES IN KEY VERTICALS
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     o    Financial Services

          o    CGI a leader in banking, insurance and credit union sectors

          o CGI developed GIOS Web-enabled insurance solution with Allianz

          o IMRglobal a strong player in banking, insurance, capital markets

          o Drivers include: full suite of solutions; competitive imperative of eCRM; blurring of sector boundaries/M & A; globalization; new products and service channels; time to market

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


                CROSS SELLING OPPORTUNITIES IN KEY VERTICALS
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     o    Healthcare

          o    IMRglobal's fastest growing vertical

          o    IMRglobal well positioned in the US

          o    $1.2 trillion market - 14% of GDP

          o    Projected to grow at CAGR of 16.5%

          o Key drivers: government regulation; technology modernization; pressure to reduce costs and increase quality of patient care

          o    HIPAA Compliances

          o    HUD Opportunities

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                CROSS SELLING OPPORTUNITIES IN KEY VERTICALS
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     o    Manufacturing-Distribution-Retail and other

          o    Competitive pressures favour outsourcing

          o    Consolidation & deregulation (for utilities)

          o    Strong supply chain management expertise

          o    Erosion of margins

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                            HIGHLY COMPETITIVE &
                          RELIABLE DELIVERY MODEL
                            -------------------
                                  FULL IT
                                OUTSOURCING
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


                     OFFSHORE IT DELIVERY CAPABILITIES
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LOWER COST CONTRIBUTES TO MARGIN EXPANSION

     o    Locations in Bangalore and Mumbai, India

     o    ISO 9001 & CMM Level 4 certified quality

     o    Well educated IT professionals

     o    Support clients in the US, Europe

     o    Virtual work day

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


                 LEVERAGE CRITICAL MASS AND INFRASTRUCTURE
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FOR FULL IT OUTSOURCING

o    CGI has three modern data centres

     o    Montreal, Toronto, Regina

     o    ISO 9001 certified management framework

o    End to end IT services

o    CDN$ exchange rate a cost advantage


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COMPLETE SET OF SOLUTIONS
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FOR EACH VERTICAL MARKET

                             [PICTURE OMITTED]

                    o    Single window offering
                    o    Recurring revenue
                    o    Higher value-added
                    o    Higher margins

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INTEGRATION CAPABILITIES - CGI
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o    Management of acquisitions/mergers and large outsourcing contracts a core competency

     o    Close to 30 acquisitions in recent years
     o    ISO 9001 methodology for integrating acquired operations

o    Preferred employer

     o Emphasis on career development; competitive performance driven remuneration
     o    Half the average turnover rate for the industry
     o    Retention important in knowledge industry

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FINANCIAL IMPACT
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o    Neutral to slightly accretive to cash EPS, fully diluted

o Maintain strong balance sheet with increased cash position, low debt to equity ratio

o Synergies to result from cost savings and margin expansion. Additional synergy potential realized through large contracts and cross selling

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FINANCIAL SUMMARY
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REVIEW

                                     CGI                     IMRglobal
                       --------------------------------   ----------------
('000 dollars)                   2000            CAGR      2000      CAGR
--------------         ----------------------            -------    -----
                          CDN$         US$    (1995-2001)   US$
                       ----------------------  ---------  -------
Revenue                1,436,008     957,339     71.5%    256,172     62%
EBITDA                   171,697     114,465     96.5%     26,592     46%
Earnings                  73,542      49,028    124.3%     17,279*    55%
 before amortization
 of goodwill
Net earnings              55,666      37,111    120.9%
Working capital          164,624     109,749     80.8%     43,552     79%
D/E                       0.04:1      0.04:1      n.a.     0.04:1    n.a.

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* IMRglobal's EBITDA is before one-time charges

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FINANCIAL SUMMARY - CGI
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As of March 31
                                   Q2 2001     Q1 2001     Q2 2000
US$ MILLIONS (except EPS)        ----------------------------------
Revenue                             $242.9      $217.0     $247.1
EBITDA                              $ 35.1      $ 27.2     $ 37.6
Earnings                            $ 14.4      $ 10.5     $ 18.1
(before amortization of goodwill)
EPS                                 $ 0.05      $ 0.04     $ 0.06








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FINANCIAL OUTLOOK - CGI
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CGI ON STAND-ALONE BASIS

o    Fiscal 2001 revenue of $1.5 billion to $1.6 billion

     o    Based on business won to date
     o    Includes Desjardins partnership revenue as of May 2001

o    Improvement in earnings margins as year progresses

o    Further acquisitions & large contracts will be additional

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FINANCIAL OUTLOOK - IMRGLOBAL
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IMRGLOBAL ON STAND-ALONE BASIS

o    February 2001 guidance for fiscal 2001(US $):

     o    Approx. revenue of $60 million in Q1, $70 million in Q2

     o    Pro forma cash EPS of 4-6 cents in Q1, 9-11 cents in Q2

     o    Fiscal 2001 revenue of approx $285-$325 million

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BUSINESS STRENGTHENING - CGI
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o    Recent contracts

     o    CDN$1.2 billion 10-year IT partnership with Desjardins

o    Calendar 2001

     o    US$75 million 10-year outsourcing contract with UCAR
          International

     o    Multi-million dollar GIOS contracts with insurers Allianz and If

     o    10-year agreement with Interac Association

     o    CDN$25 million 5-year with Alberta Ministry of Health

     o    CDN$119 million+ 7-year outsourcing with Sun Life UK

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BUSINESS STRENGTHENING - CGI
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Acquisitions - Since August 2000

[TABLE OMITTED]

Equity Positions - Since August 2000

[TABLE OMITTED]


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CGI BUSINESS STRENGTHENING - IMRGLOBAL
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o    Recent announcements (US$)

     o    $5.5 million outsourcing contract with Schroders Investment
          Management

     o $9 million application maintenance contract with international financial services firm

     o    3 multi-million dollar contracts with John Hancock Financial
          Services

     o    $5 million application contract with ING Re

     o Agreement with KBC Bank of Belgium to overhaul its trading systems

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GROWTH STRATEGY
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                            [BAR GRAPH OMITTED]

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TRANSACTION HIGHLIGHTS

o    1.5974 CGI Class A Subordinate Shares for each share of IMRglobal
     Common Stock

o Equivalent to US$9.50; 44.8% premium at Feb. 16 market close; 1.7 times LTM revenue

o    Requires regulatory and IMRglobal shareholder approval (51%)

o    Unanimously approved by IMRglobal board

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TRANSACTION HIGHLIGHTS
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o    Satish Sanan, IMRglobal CEO, will vote his 27.6% interest in favor of the merger

o CGI majority shareholders Serge Godin, CEO, and Andre Imbeau, EVP & CFO, will exercise their pre-emptive rights to maintain their Class B (multiple voting) share interest

o BCE will not exercise its pre-emptive rights regarding Class A subordinate CGI shares, and will decide prior to the closing regarding its Class B (multiple voting) share interest

o    Equity interest post merger: CGI shareholders, 80.7%; IMRglobal, 19.3%

o    Voting interest post merger: CGI, 90.7%; IMRglobal, 9.3%

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OUTLOOK
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o    Critical mass to become a significant player in large IT outsourcing market in the US

o    Global reach and cross selling opportunities

o Increased vertical market expertise, notably in financial services and healthcare in US

o    High quality, low cost remote delivery model

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INVESTOR INFORMATION
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   Investors are urged to read the relevant documents that will be filed with the US Securities & Exchange Commission (SEC) by CGI Group Inc. and IMRglobal, Corp. in connection with the merger because they will contain important information, including the identities of the participants in any solicitation of proxies or consents from IMRglobal, Corp. shareholders and a description of such participants' interests in any such solicitation. You will be able to obtain a free copy of the documents filed with the SEC by CGI Group Inc. and IMRglobal, Corp.
      at the SEC's website, www.sec.gov. CGI Group Inc. and IMRglobal, Corp. investors will also be able to obtain a free copy of the relevant documents by contacting:

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                  CGI                           IMRGLOBAL
                  ---                           ---------

INVESTOR                MEDIA                   INVESTOR RELATIONS
ENQUIRIES               ENQUIRIES               DEPARTMENT

Ronald White            Eileen Murphy           (727) 467-8163
Director, investor      Director, media
relations               relations
(514) 841-3230          (514) 841-3430
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PROXY STATEMENT INFORMATION
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      In connection with the proposed merger, CGI filed a preliminary proxy statement/prospectus included in a Form F-4 with the SEC.
                                 INVESTORS
         AND SHAREHOLDERS OF IMRGLOBAL CORP. ARE URGED TO READ THIS
          PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT
          INFORMATION REGARDING THE PROPOSED MERGER. Investors and
              shareholders may obtain a free copy of the proxy
       statement/prospectus and other documents filed by CGI with the
         SEC in connection with the merger at the SEC's website at
     www.sec.gov. Investors and shareholders may also obtain for free a copy of the proxy statement/prospectus and other documents filed with the SEC by CGI in connection with the proposed merger by contacting the CGI investor relations department at (514) 841-3230. CGI and its directors and executive officers, and IMRglobal and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from shareholders of IMRglobal in favor of the merger. The directors and executive officers of CGI include the following: Serge Godin, chairman, president and CEO; Andre Imbeau, executive vice-president and chief corporate officer. If you are interested in obtaining information on the CGI directors and executive officers, including their interests, if
      any, in IMRglobal common stock, you are urged to read the proxy statement/prospectus
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                    INFORMATION CONCERNING PARTICIPANTS
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         IMRglobal and its directors and executive officers may be
       deemed to be participants in the solicitation of proxies from security holders of IMRglobal in favor of the merger. The directors and executive officers of IMRglobal include the following: Satish K. Sanan; Jeffery S. Slowgrove; Vincent
        Addonisio; Philip Shipperlee; Charles C. Luthin; and Michael
          Dean. IF YOU ARE INTERESTED IN OBTAINING INFORMATION ON
           THE BENEFICIAL INTERESTS OF IMRGLOBAL'S DIRECTORS AND
              EXECUTIVE OFFICERS IN IMRGLOBAL COMMON STOCK, WE
             ENCOURAGE YOU TO OBTAIN, FREE OF CHARGE, THE PROXY
              STATEMENT FOR IMRGLOBAL'S 2000 ANNUAL MEETING OF
          SHAREHOLDERS FILED WITH THE SEC ON APRIL 27, 2000. This
         document is available on the Internet at the SEC's website at www.sec.gov or from IMRglobal by contacting the
         IMRglobal investor relations department at (727) 467-8163

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